FAIRBORNE ENERGY LTD.


05009847

July 11, 2005

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 19 2005
WASH, D.C. 198 SECTION

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Ltd.'s, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any question or need anything further please contact me Deanna Soderquist at (403) 290-7760.

Regards

FAIRBORNE ENERY LTD.

Deanna Soderquist
Executive Assistant

Reply to: Michael D. Sandrelli
Direct Phone: (403) 260-0115
Direct Fax: (403) 260-0330
mds@bdplaw.com

Assistant: Terri Westoby
Direct Phone: (403) 260-5717
Our File: 43136-81


SEC MAIL PROCESSING
RECEIVED
JUL 19 2005
WASH, D.C. 198 SECTION

DELIVERED VIA SEDAR

June 9, 2005

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission

Dear Sirs:

Re: Notice of Change in Corporate Structure

The following letter is being delivered pursuant to Section 4.9 of National Instrument 51-102 *Continuous Disclosure Obligations*, on behalf of Fairborne Energy Ltd. ("Fairborne") and Fairborne Energy Trust (the "Trust").

Names of the Parties in the Transaction.

Fairborne, the Trust, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd., Fairquest Energy Limited ("Fairquest") and the securityholders of Fairborne completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the *Business Corporations Act* (Alberta).

Effective Date

June 1, 2005.

Description of the Transaction.

Pursuant to the Arrangement, Fairborne was converted from a corporate entity to a trust and a new corporate entity, Fairquest, was reorganized. An annual and special meeting of the securityholders of Fairborne was held on May 26, 2005 to approve the Arrangement and related matters.

Pursuant to the Arrangement, Fairborne's shareholders received, for each common share of Fairborne held by them, 0.333 of a common share of Fairquest and, at their election, either one trust unit of the Trust or one exchangeable share of Fairborne, subject to a maximum of 7.0 million exchangeable shares being issued.

For additional information please refer to the Information Circular and Proxy Statement of Fairborne dated April 27, 2005.

Reporting Issuers

The Trust became a reporting issuer in British Columbia, Alberta, Ontario, Quebec and New Brunswick.

Fairborne Energy Ltd. (formed by the amalgamation of Fairborne and Fairborne Acquisition Corp.) continues to be a reporting issuer in British Columbia, Alberta, Ontario, Quebec and New Brunswick. An application to relieve Fairborne of certain continuous disclosure requirements will be made in such jurisdictions.

Fairquest became a reporting issuer in British Columbia, Alberta, Ontario, Quebec and New Brunswick.

Date of First Financial Year End of New Reporting Issuer.

The Trust's, Fairborne's and Fairquest's first financial year-end subsequent to the Arrangement is December 31, 2005.

Periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuers' first financial year subsequent to the transaction.

The following is a summary of the Trust's financial reporting periods in its first financial year subsequent to the completion of the Arrangement:

1. Six months ended June 30, 2005 compared to the six month period ended June 30, 2004;

2. Nine months ended September 30, 2005 compared to the nine month period ended September 30, 2004; and

3. Year ended December 31, 2005 compared to the year ended December 31, 2004.

The following is a summary of Fairquest's financial reporting periods in its first financial year subsequent to the completion of the Arrangement:

1. Period from June 1 to June 30, 2005;

2. Period from June 1, 2005 to September 30, 2005; and

3. Period from June 1, 2005 to December 31, 2005.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Michael D. Sandrelli*"

Michael D. Sandrelli

tlw

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Fairborne Energy Ltd. ("Fairborne")
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

2. Date of Material Change:

June 1, 2005

3. News Release:

A press release dated June 1, 2005 was issued by Fairborne on June 1, 2005 and disseminated through CCNMatthews.

4. Summary of Material Change:

Fairborne, Fairborne Energy Trust (the "Trust") and Fairquest Energy Limited ("Fairquest") announced the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

5. Full Description of Material Change:

Fairborne, the Trust and Fairquest announced the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

As a result of the plan of arrangement, the Trust currently has approximately 45 million Trust Units and its wholly owned subsidiary Fairborne has issued and outstanding 7.0 million Exchangeable Shares. Under the plan of arrangement, shareholders elected to receive a greater number of Exchangeable Shares than the 7.0 million share maximum as established by the board of directors of Fairborne. Consequently, such shareholders will receive, subject to rounding, a prorated number of Exchangeable Shares based on a factor of 0.863742 of an Exchangeable Share for each Exchangeable Share that was requested, with the balance to be distributed in Trust Units of the Trust. As a result of the plan of arrangement and the completion of the initial private placement by Fairquest, Fairquest currently has outstanding approximately 22.1 million common shares, 4,740,000 common share purchase warrants (each of which entitle the holder to acquire one common share of Fairquest at an exercise price of $3.17 per share until May 31, 2010) and 1.0 million Performance Shares. Management and directors of Fairborne and Fairquest own approximately 17% of the issued and outstanding Trust Units and Exchangeable Shares and approximately 29% of the outstanding common shares of Fairquest.

The board of directors of Fairborne is comprised of Richard A. Walls, Steven R. VanSickle, Michael E.J. Phelps, Robert Hodgins, Johannes J. Nieuwenburg and Rodney D. Wimer. The board of directors of Fairquest is comprised of Richard A. Walls, Robert A. Maitland, Gary F. Aitken, Brian A. Felesky, David M. Fitzpatrick and Donald J. Nelson.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Aaron Grandberg
VP Finance and CFO
Telephone: (403) 290-3217
Fax: (403) 290-7751

9. Date of Report:

June 1, 2005